Exhibit 99.1

O2Micro®

Breathing Life into Mobility

Advanced Solutions for Industry Leaders!

2018 ANNUAL REPORT

NASDAQ:OIIM

www.o2micro.com

cORPORATE INFORMATION

Independent Auditor	Deloitte & Touche
Legal counsel	Morrison & Foerster LLP Palo Alto office 755 Page Mill Road Palo Alto, California 94304 USA	Maples and Calder P.O. Box 309 Ugland House Grand Cayman KY1-1104 Cayman Islands
Board of Directors	Executive Directors
Sterling Du (Chairman, Chief Executive Officer)
Chuan Chiung “Perry” Kuo (Chief Financial Officer)
James Elvin Keim (Head of Marketing and Sales)

Independent Non-executive Directors
Michael Austin
Teik Seng Tan
Daniel Lenehan
Lawrence Lai-Fu Lin
Vijay Kumar
Ji Liu

Depositary for American Depositary Receipts	The Bank of New York Mellon Corporation ADR Division One Wall Street, 29th Floor New York, New York 10286 USA

Share Registrar	Maples Fund Services (Cayman) Limited P.O. Box 1093 Boundary Hall, Cricket Square Grand Cayman KY1-1102 Cayman Islands

Corporate Headquarters	Grand Pavilion Commercial Centre, West Bay Road P.O. Box 32331 George Town Grand Cayman KY1-1209 Cayman Islands Phone: (345) 945-1110 Fax: (345) 945-1113

Other Addresses	3118 Patrick Henry Drive Santa Clara, CA 95054 USA Phone: (408) 987-5920 Fax: (408) 987-5929	3rd Floor, 1, Sec 4 Nanjing East Road Taipei, Taiwan 105 Phone: (886) 2-2545-9095 Fax: (886) 2-2547-1721

Registered Office	Maples Corporate Services Limited P.O. Box 309 Ugland House, Grand Cayman KY1-1104 Cayman Islands

CHAIRMAN’S STATEMENT

To Our Shareholders

Our business strategy at O2Micro is to lead through innovation and we are proud to show another year of annual growth since 2015. Looking forward to 2019, we continue to strive for operational efficiency and our growth drivers stemming from products for the TV backlighting market and battery management in power tools.

We saw great progress from our Battery Products, which have achieved double-digit growth since 2015 and substantially so in 2018, while simultaneously securing top tier customers in Japan, the EU, and North America. Our latest battery products offer higher accuracy and response times, as well as utilize adaptive technology to allow flexibility for different battery cell manufacturers. We continue to anticipate moderate growth in 2019, which will be driven by the rapid expansion of Li-Ion batteries into additional product areas, despite external cyclic factors.

In 2018, our largest product line, Intelligent Lighting, achieved new product design wins while continuing to accelerate in several areas despite global component shortages and market shifts. To address the passive components shortage in the general market, our ICs integrate multiple MOSFET’s to save external MOSFET’s and shorten the time to market for customers. Our leading Local Area Backlighting product is capturing a growing number of design wins and customers in Japan, China and Taiwan for high-end 4K and higher resolution TV markets, as well as consumer and commercial applications utilizing high resolution monitors in medical devices, signage, billboards, machinery and gaming computers.

Our new Power Products continue to ramp into production for multiple customers, but the effect of this growth has been muted by shortages of processors at several key notebook customers. Nevertheless, our new Smart Phone Products show great optimism and continue to be adopted by higher end smart phone customers. Design wins for our Smart Phone Products include our new charger ICs, on-the-go charger booster, and accurate gas gauge. 2018 was an exciting year for Power Products for smart phones, which continued to amass tier 2 customer acceptance, with niche production already underway with several tier 1 customers as well. There is plenty of room for growth, though, especially as the smart phone market transitions to high end, high battery power, and high computing power requirements.

Converting innovation into shareholder value is our highest priority and we are building a solid foundation to achieving sustainable profitability. O2Micro’s 2018 revenue was up 4.2% from the prior year and up 14.4% compared to 2015 with 5% less operating expense. We continue to look for ways to reduce our expenses and have further streamlined operations while optimizing operation cycles and monetizing the assets of the Company. As of the 4th quarter of 2018, we bought back over 19.9 million ADS shares since 2002 and have a solid balance sheet with $38.6 million in cash and short-term investments, as well as no debt whatsoever. Our leading technology, supported by our cost-effective business model and proven growth strategies, have positioned O2Micro for great success in the years to come. Finally, we would like to thank our investors for your continued support and look forward to reporting our progress in the year ahead.

Sterling Du

Chairman of the Board and

Chief Executive Officer

O2Micro International Limited and Subsidiaries

Consolidated Financial Statements as of

December 31, 2018 and 2017 and for the Three Years Ended December 31, 2018, 2017 and 2016, and

Report of Independent Registered Public

Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the result of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 29, 2019 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2019

We have served as the Company’s auditor since 1998.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of O2Micro International Limited:

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of O2Micro International Limited and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated April 29, 2019 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche

Taipei, Taiwan

Republic of China

April 29, 2019

FINANCIAL HIGHLIGHTS

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	December 31
ASSETS	2018	2017

CURRENT ASSETS
Cash and cash equivalents (notes 3 and 4)	$32,414	$28,520
Restricted cash	34	35
Short-term investments (notes 3 and 5)	6,172	17,601
Accounts receivable, net	11,388	9,184
Inventories (note 6)	10,288	9,330
Prepaid expenses and other current assets (notes 7 and 16)	2,276	1,245
Total current assets	62,572	65,915

LONG-TERM INVESTMENTS (notes 3 and 8)	10,445	3,112

PROPERTY AND EQUIPMENT, NET (note 9)	13,714	13,755

OTHER ASSETS (note 10)	2,578	2,300

TOTAL ASSETS	$89,309	$85,082

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$4,582	$2,460
Income tax payable	413	341
Accrued expenses and other current liabilities (note 11)	4,181	4,379
Total current liabilities	9,176	7,180

LONG-TERM LIABILITIES
Accrued pension liabilities (note 13)	321	355
Deferred income tax liabilities (note 12)	681	906
Other liabilities	85	86
Total long-term liabilities	1,087	1,347

Total liabilities	10,263	8,527

COMMITMENTS AND CONTINGENCIES (notes 16 and 17)

SHAREHOLDERS’ EQUITY
Preference shares at $0.00002 par value per share; Authorized – 250,000,000 shares;	-	-
Ordinary shares at $0.00002 par value per share; Authorized – 4,750,000,000 shares;
Issued – 1,669,036,600 shares as of December 31, 2018 and 2017 Outstanding – 1,298,808,750 and 1,284,146,100 shares as of December 31, 2018 and 2017, respectively	33	33
Additional paid-in capital	143,115	142,946
Accumulated deficits	(45,912)	(47,517)
Accumulated other comprehensive income	4,674	5,337
Treasury stock – 370,227,850 and 384,890,500 shares as of December 31, 2018 and 2017, respectively	(22,864)	(24,244)

Total shareholders’ equity	79,046	76,555

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$89,309	$85,082

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2018	2017	2016

NET SALES	$62,714	$60,205	$56,561

COST OF SALES	30,741	29,426	27,317

GROSS PROFIT	31,973	30,779	29,244

OPERATING EXPENSES
Research and development (a)	19,766	17,989	15,645
Selling, general and administrative (a)	20,332	19,047	19,481
Litigation income	-	(19)	(23)

Total operating expenses	40,098	37,017	35,103

LOSS FROM OPERATIONS	(8,125)	(6,238)	(5,859)

NON-OPERATING INCOME
Interest income	369	344	301
Foreign exchange gain, net	108	53	63
Net gain recognized on long-term investments (note 8)	9,916	-	-
Gain on sale of long-term investments (note 8)	-	20	948
Gain on sale of real estate (note 9)	-	-	1,725
Other, net	961	686	894

Total non-operating income	11,354	1,103	3,931

INCOME (LOSS) BEFORE INCOME TAX	3,229	(5,135)	(1,928)

INCOME TAX EXPENSE (note 12)	1,141	1,010	1,058

NET INCOME (LOSS)	2,088	(6,145)	(2,986)

OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX EFFECT OF NIL
Foreign currency translation adjustments	(677)	984	(397)
Unrealized (loss)gain on available-for-sale investments (note 8)	-	(1)	1
Unrealized pension gain (loss)	14	(61)	(13)

Total other comprehensive (loss) income	(663)	922	(409)

COMPREHENSIVE INCOME (LOSS)	$1,425	$(5,223)	$(3,395)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(In Thousand US Dollars, Except Per Share Amounts and Share Data)

	Years Ended December 31
	2018	2017	2016

EARNINGS (LOSS) PER SHARE (note 15)
Basic	$-	$-	$-
Diluted	$-	$-	$-

NUMBER OF SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:
Basic (in thousands)	1,300,795	1,288,977	1,282,141
Diluted (in thousands)	1,330,822	1,288,977	1,282,141

(a) INCLUDES STOCK-BASED COMPENSATION CHARGE AS FOLLOWS:
Research and development	$241	$221	$231
Selling, general and administrative	$1,180	$1,368	$1,375

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In Thousand US Dollars, Except Share Data)

					Accumulated Other Comprehensive Income
			Additional		Unrealized	Cumulative	Unrealized
	Ordinary Shares		Paid – in	Accumulated	Investment	Translation	Pension		Treasury	Shareholders’
	Shares	Amount	Capital	Deficits	Gain (Loss)	Adjustment	Gain (Loss)	Total	Stock	Equity

BALANCE, JANUARY 1, 2016	1,660,786,600	$33	$141,886	$(38,386)	$-	$4,941	$(117)	$4,824	$(25,240)	$83,117

Issuance of:
Shares for exercise of stock options	84,750	-	2	-	-	-	-	-	-	2
Shares for Employee Stock Purchase Plan	2,881,350	-	73	-	-	-	-	-	-	73
Shares vested under restricted share units	18,056,150	-	-	-	-	-	-	-	-	-
Acquisition of treasury stock – 20,558,750 shares	-	-	-	-	-	-	-	-	(619)	(619)
Treasury stock reissued for :
Exercise of stock options	(84,750)	-	(5)	-	-	-	-	-	5	-
Employee Stock Purchase Plan	(2,881,350)	-	(187)	-	-	-	-	-	187	-
Restricted share units	(9,806,150)	-	(637)	-	-	-	-	-	637	-
Stock-based compensation	-	-	1,606	-	-	-	-	-	-	1,606
Net loss for 2016	-	-	-	(2,986)	-	-	-	-	-	(2,986)
Pension loss	-	-	-	-	-	-	(13)	(13)	-	(13)
Foreign currency translation adjustments	-	-	-	-	-	(397)	-	(397)	-	(397)
Unrealized gain on available-for-sale investments	-	-	-	-	524	-	-	524	-	524
Reclassification adjustments for gain on available-for-sale securities included in net loss	-	-	-	-	(523)	-	-	(523)	-	(523)

BALANCE, DECEMBER 31, 2016	1,669,036,600	33	142,738	(41,372)	1	4,544	(130)	4,415	(25,030)	80,784

Issuance of:
Shares for exercise of stock options	687,350	-	29	-	-	-	-	-	-	29
Shares for Employee Stock Purchase Plan	2,375,200	-	84	-	-	-	-	-	-	84
Shares vested under restricted share units	20,281,800	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 18,323,150 shares	-	-	-	-	-	-	-	-	(708)	(708)
Treasury stock reissued for :
Exercise of stock options	(687,350)	-	(44)	-	-	-	-	-	44	-
Employee Stock Purchase Plan	(2,375,200)	-	(151)	-	-	-	-	-	151	-
Restricted share units	(20,281,800)	(1)	(1,298)	-	-	-	-	-	1,299	-
Stock-based compensation	-	-	1,589	-	-	-	-	-	-	1,589
Net loss for 2017	-	-	-	(6,145)	-	-	-	-	-	(6,145)
Pension loss	-	-	-	-	-	-	(61)	(61)	-	(61)
Foreign currency translation adjustments	-	-	-	-	-	984	-	984	-	984
Unrealized loss on available-for-sale investments	-	-	-	-	(1)	-	-	(1)	-	(1)

BALANCE, DECEMBER 31, 2017	1,669,036,600	33	142,946	(47,517)	-	5,528	(191)	5,337	(24,244)	76,555

Issuance of:
Shares for exercise of stock options	346,550	-	10	-	-	-	-	-	-	10
Shares for Employee Stock Purchase Plan	3,307,950	-	86	-	-	-	-	-	-	86
Shares vested under restricted share units	25,588,950	1	(1)	-	-	-	-	-	-	-
Acquisition of treasury stock – 14,580,800 shares	-	-	-	-	-	-	-	-	(451)	(451)
Treasury stock reissued for :
Exercise of stock options	(346,550)	-	(19)	(2)	-	-	-	-	21	-
Employee Stock Purchase Plan	(3,307,950)	-	(88)	(118)	-	-	-	-	206	-
Restricted share units	(25,588,950)	(1)	(1,240)	(363)	-	-	-	-	1,604	-
Stock-based compensation	-	-	1,421	-	-	-	-	-	-	1,421
Net income for 2018	-	-	-	2,088	-	-	-	-	-	2,088
Pension gain	-	-	-	-	-	-	14	14	-	14
Foreign currency translation adjustments	-	-	-	-	-	(677)	-	(677)	-	(677)

BALANCE, DECEMBER 31, 2018	1,669,036,600	$33	$143,115	$(45,912)	$-	$4,851	$(177)	$4,674	$(22,864)	$79,046

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$2,088	$(6,145)	$(2,986)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,641	1,667	1,682
Stock-based compensation	1,421	1,589	1,606
Provisions for obsolete inventories	1,328	642	1,527
Net gain recognized on long-term investments	(9,916)	-	-
Gain on sale of long-term investments	-	(20)	(948)
Gain on disposal of property and equipment, net	(6)	(137)	(1,726)
Deferred income taxes	(155)	40	(1,231)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,204)	(1,979)	(2,008)
Inventories	(2,286)	(697)	(1,140)
Prepaid expenses and other current assets	(1,031)	(139)	(6)
Deferred charges	(983)	(553)	(375)
Notes and accounts payable	2,122	(1,869)	996
Income tax payable	72	161	(2,065)
Accrued expenses and other current liabilities	(105)	186	(1,064)
Accrued pension liabilities	(20)	13	(4)
Other liabilities	(1)	3	(56)

Net cash used in operating activities	(8,035)	(7,238)	(7,798)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of:
Short-term investments	(11,197)	(8,505)	(28,797)
Property and equipment	(1,272)	(704)	(673)
(Increase) decrease in other assets	(12)	22	40
Proceeds from:
Sale of short-term investments	22,540	12,635	18,331
Disposal of long-term investments	2,582	-	5,982
Return of capital from long-term investments	-	1,163	17
Disposal of property and equipment	16	145	3,837

Net cash provided by (used in) investing activities	12,657	4,756	(1,263)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of treasury stock	(451)	(708)	(619)
Proceeds from:
Exercise of stock options	10	29	2
Issuance of ordinary shares under the Employee Stock Purchase Plan	86	84	73

Net cash used in financing activities	(355)	(595)	(544)

(Continued)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousand US Dollars)

	Years Ended December 31
	2018	2017	2016

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	$(374)	$268	$(261)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	3,893	(2,809)	(9,866)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE YEAR	28,555	31,364	41,230

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	$32,448	$28,555	$31,364

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for tax	$1,218	$818	$4,349

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States Dollars Unless Otherwise Noted)

1.	GENERAL

Business

O2Micro, Inc. was incorporated in the state of California in the United States of America on March 29, 1995. In March 1997, O2Micro International Limited (the “Company”) was incorporated in the Cayman Islands and all authorized and outstanding common stock, preferred stock, and stock options of O2Micro, Inc. were exchanged for the Company’s ordinary shares, preference shares, and stock options with identical rights and preferences. O2Micro, Inc. became the Company’s subsidiary after the share exchange. The Company designs, develops and markets innovative power management components for the computer, consumer, industrial, automotive and communications markets.

The Company’s ordinary shares (“Shares”) were initially listed on The NASDAQ National Market (“NASDAQ”) on August 23, 2000, and on the Cayman Islands Stock Exchange on February 1, 2001. At the Extraordinary General Meeting of Shareholders (“EGM”) held on November 14, 2005, the shareholders approved a public global offering of the Company’s Shares and the proposed listing of the Company's Shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) and various matters related to the proposed listing and offering. Following the approval of these matters, the Company ceased trading its Shares on the NASDAQ, effected a 50-for-1 share split of Shares, created an American depositary share (“ADS”) program for the ADSs to be quoted on the NASDAQ, and delisted the Shares from the NASDAQ on November 25, 2005. The Company commenced trading of ADSs on the NASDAQ on November 28, 2005, and subsequently listed the Shares on the SEHK on March 2, 2006, by way of introduction. On February 27, 2009, the Company submitted an application for the voluntary withdrawal of the listing of Shares on the Main Board of SEHK (collectively referred to as “Proposed Withdrawal”) for reasons of cost and utility. The Company retained its existing primary listing of ADSs on the NASDAQ following the Proposed Withdrawal and for the foreseeable future. The Proposed Withdrawal was approved at the EGM held on May 30, 2009, and the listing of the Shares on SEHK was withdrawn on September 9, 2009.

The Company has incorporated various wholly-owned subsidiaries in the past, including, among others, O2Micro Electronics, Inc. (“O2Micro-Taiwan”), O2Micro International Japan Ltd. (“O2Micro-Japan”), and O2Micro (China) Co., Ltd. (“O2Micro-China”). O2Micro-Taiwan is engaged in operations and sales support services. O2Micro-Japan is engaged in sales support services. O2Micro-China and other subsidiaries are mostly engaged in research and development services.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Significant accounting estimates reflected in the Company’s consolidated financial statements include valuation allowance for deferred income tax assets, allowance for doubtful accounts, impairment of long-term investments, inventory valuation, useful lives for property and equipment, impairment of long-lived assets and identified intangible assets, pension and uncertain tax liabilities, and contingencies.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, restricted cash, short-term investments and accounts receivable. Cash is deposited with high credit quality financial institutions. For cash equivalents, restricted cash and short-term investments, the Company invests primarily in time deposits at the banks with good credit rating. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts based upon a review of the expected collectability of individual accounts.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, long-term investments, accounts receivable and notes and accounts payable. The carrying amounts approximate the fair value due to the short-term maturity of those instruments. Long-term investments in public company equity securities are measured using the quoted market prices. Long-term investments in private company equity securities are measured at cost with adjustments for observable changes in price or impairments.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents. Investments with maturities of more than three months are classified as short-term investments.

Restricted Cash

The Company classifies deposits made for customs and cash pledged to a bank for the issuance of letters of credit as restricted cash. The deposits are classified as current assets when restricted cash is within a twelve-month period from the balance sheet date.

Short-term investments

Short-term investment primarily comprises of the time deposits with original maturities between three months and one year. The carrying amounts approximate the fair value due to the short-term maturity of these time deposits.

Inventories

Inventories are stated at the lower of standard cost or net realizable value. The cost of inventories comprises cost of purchasing raw materials and where applicable, those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is determined on a currently adjusted standard basis, which approximates actual cost on a first-in, first-out basis. The Company assesses its inventory for estimated obsolescence or unmarketable inventory based upon management’s assumptions about future demand and market conditions and writes down inventory as needed.

Long-term Investments

After the adoption of Accounting Standards Update ("ASU") 2016-01 and ASU 2018-03 on January 1, 2018, long-term investments in listed companies over which the Company does not exercise significant influence are recorded at fair value, and any changes in fair value are recognized in net income. Prior to the adoption of ASU 2016-01 and ASU 2018-03, these investments in listed companies are classified as available-for-sale securities and are recorded at fair value. Unrealized gains and losses on these investments are included in accumulated other comprehensive income and loss as a separate component of shareholders’ equity, net of any related tax effect, unless unrealized losses are deemed other-than-temporary. Unrealized losses are recorded as a charge to income when deemed other-than-temporary.

Long-term investments, including non-marketable equity investments and interests in venture capital funds, are measured at cost with adjustments for observable changes in price or impairments because those investments in equity securities do not have readily determinable fair value. Prior to the adoption of ASU 2016-01 and ASU 2018-03 in 2018, these securities were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. There were no indicators noted a need to subsequently account for transition adjustments related to investments in equity securities without a readily determinable fair value when the Company adopts ASU 2016-01 and ASU 2018-03 in January 2018.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed on a straight-line basis over estimated service lives that range as follows: buildings - 35 to 50 years, equipment - 3 to 7 years, furniture and fixtures - 3 to 7 years, leasehold improvements - the shorter of the estimated useful life or the lease term, which is 2 to 5 years, and transportation equipment - 5 years.

Long-lived Asset Impairment

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of the carrying value over the fair value of the long-lived asset is recognized. Fair value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate.

Treasury Stock

The Company may retire ordinary shares repurchased under a share repurchase plan. Accordingly, upon retirement the excess of the purchase price over par value is allocated between additional paid-in capital and retained earnings based on the average issuance price of the shares repurchased. The Company may also determine not to retire ordinary shares repurchased for the purpose of reissuing them upon exercise of stock option, Employee Stock Purchase Plan, and release of restricted stock units (“RSUs”). The reissue cost of shares repurchased is determined by the moving average method. A repurchase of ADS is recorded as treasury stock when the Company completes the withdrawal of the underlying ordinary shares from the ADS program.

Revenue Recognition

The Company generates revenue primarily from product sales, either directly to a customer or through a distributor. In determining whether a contract exists, the Company evaluates the terms of the arrangement including rights, obligations and payment term, the relationship with the customer or distributor and their ability to pay.

At contract inception, the Company assesses the goods and shipping services promised in its contracts with customers and identifies a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue from direct end customers and distributors and when the following events have occurred: (a) the Company has transferred physical possession of the products, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. In accordance with the shipping terms specified in the contracts, these criteria are generally met when the products are shipped from the Company’s vendors (such as the “Ex Works” shipping term) or delivered to the customers’ locations (such as the “Delivered Duty Paid” shipping term). Payment for sales to customers is generally due on standard commercial terms.

The revenue recognized is adjusted based on an analysis of historical data and contractual terms. These adjustments, which are not material, generally include adjustments for pricing arrangements, product returns and incentives.

In addition, the Company records allowances for accounts receivable that it estimates may not be collected. The Company monitors collectability of accounts receivable primarily through review of accounts receivable aging. When collection is at risk, the Company assesses the impact on amounts recorded for bad debts and, if necessary, records a charge in the period such evaluation is made.

Freight Costs

Costs of shipping and handling for delivery of the Company’s products that are reimbursed by customers are included as revenue in the consolidated statements of operations and comprehensive income. Shipping and handling costs are charged to cost of sales as incurred.

Research and Development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge and intellectual property that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design and testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to operating expenses when incurred.

Advertising Expenses

The Company expenses all advertising and promotional costs as incurred. These costs were approximately $922,000, $779,000, and $734,000 in 2018, 2017, and 2016, respectively. A portion of these costs was for advertising, which approximately amounted to $287,000, $158,000, and $236,000 in 2018, 2017 and 2016, respectively.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on the actuarial calculation.

Government Grants

Government grants received by the Company to assist with specific research and development activities are recognized as non-operating income. If the Company has an obligation to repay any of the funds provided by government grants regardless of the outcome of the research and development, the Company estimates that obligation and recognizes the amount as a liability.

Income Tax

The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the relevant years. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those deferred income tax assets to the extent the realizability is not deemed to be more likely than not. Deferred income tax assets and liabilities are measured using enacted tax rates.

The Company utilizes a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained in a dispute with taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement.

Stock-based Compensation

The Company grants stock options to its employees and certain non-employees and estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options on the date of grant. The Company also grants RSUs to its employees and the RSUs are measured based on the fair market value of the underlying stock on the date of grant.

Foreign Currency Transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rate of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivable and payable are settled, are credited or charged to income in the period of conversion or settlement. At year-end, the balances of foreign currency monetary assets and liabilities are recorded based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of Foreign Currency Financial Statements

The reporting currency of the Company is the US dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into US dollars at the following exchange rates: assets and liabilities - current rate on balance sheet date; shareholders’ equity - historical rate; income and expenses - weighted average rate during the year. The resulting translation adjustment is recorded as a separate component of shareholders’ equity.

Comprehensive Income (Loss)

Comprehensive income (loss) represents net income (loss) plus the results of certain changes in shareholders’ equity during a period from non-owner sources.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standard Board ("FASB") issued a new standard related to revenue recognition. Under the new standard, recognition of revenue occurs when a customer obtains control of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued an amendment to defer the effective date. The new standard is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted for annual reporting periods beginning after December 15, 2016. In March and April 2016, the FASB issued two accounting updates to clarify the implementation guidance on principal versus agent considerations, performance obligations and the licensing. In addition, the FASB issued another accounting update in May 2016 to address narrow-scope improvements to the guidance on collectability, noncash consideration, and completed contracts at transition and provides a practical expedient for contract modifications at transition. The new guidance is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application.

The Company adopted the new guidance using the modified retrospective method, as allowed, which would result in recognizing the cumulative effect of initially applying the new guidance to arrangements with customers existing as of January 1, 2018 as an adjustment to retained earnings at the date of initial application. Under this approach, prior financial information will not be restated. In the scope of work to implement the recognition and disclosure requirements of the new guidance, the Company included the following main areas: (i) assessment of changes in the timing of revenue recognition, if any; and (ii) inclusion of variable consideration in the transaction price. The Company assessed the impact of the amended standard on existing revenue streams, contracts, transactions, and business practices. Based on procedures performed, the adoption of this new guidance did not have a material impact on the Company’s revenue recognition practices, on its consolidated financial position and results of operations.

In January 2016, the FASB issued an accounting update regarding the subsequent measurement of equity investment. The amendment requires all equity investment to be measured at fair value with changes in the fair value recognized through net income other than those accounted for under equity method of accounting or those that result in consolidation of the investee. The amendment also simplifies the impairment assessment of equity investments without readily determinable fair value by requiring assessment for impairment qualitatively and eliminating the complexity of the other-than-temporary impairment guidance. For financial reporting, the amendment requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, for public company, the amendment eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet. This amendment is effective for fiscal years beginning after December 15, 2017 and early application is prohibited. The most significant impact on the Company’s consolidated financial statements relates to the measurement of equity investments at fair value in its consolidated statements of income. The Company has elected to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Company adopted the amendment beginning on January 1, 2018. See Notes 3 and 8 for further discussions.

In February 2016, the FASB issued a new standard regarding leases (Topic 842). The new standard requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases other than that the entity elects the short-term lease recognition and measurement exemption. Qualitative and quantitative disclosures will be enhanced to better understand the amount, timing and uncertainty of cash flows arising from leases. In January 2018, the FASB issued an amendment permits an entity to elect an optional transition practical expedient to not evaluate under Topic 842 land easements that exist or expired before the entity’s adoption of Topic 842 and that were not previously accounted for as leases under Topic 840, the current standard regarding leases. The guidance is effective for fiscal years beginning after December 15, 2018, and early adoption is permitted. The Company adopted the new lease guidance on January 1, 2019 and the Company recorded ROU assets and lease liabilities of approximately $1.2 million, which represent the present value of the remaining minimum rental payments for its outstanding leases as of January 1, 2019. The adoption of this guidance did not have a material impact on its consolidated statements of operations as the Company meets the requirements to account for these leases as operating leases and will continue to recognize lease expenses on a straight-line basis over the lease terms.

In March 2016, the FASB issued an accounting update to simplify several aspects of the accounting for share-based payment award transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2016, and earlier adoption is permitted. The adoption of this amendment did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In June 2016, the FASB issued an accounting update to amend the guidance on the impairment of financial instruments that are not measured at fair value through profit and loss. The amendment introduces a current expected credit loss ("CECL") model based on expected losses rather than incurred losses to estimate credit losses on financial instruments measured at amortized cost and requires a broader range of reasonable and supportable information to estimate expected credit loss. In addition, under the amendment, an entity recognizes an allowance for expected credit losses on financial instruments measured at amortized cost and available-for-sale debt securities rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The amendment is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted as of the fiscal years beginning after December 15, 2018. The adoption of the amendments is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures. .

In August 2016, the FASB issued an accounting update to clarify the following eight cash flow classification issues: (1) debt prepayment or debt extinguishment costs, (2) settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing, (3) contingent consideration payments made after the acquisition date of a business combination, (4) proceeds received from the settlement of insurance claims, (5) proceeds received from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies, (6) distributions received from equity method investees, (7) beneficial interests in securitization transactions, and (8) separately identifiable cash flows and application of the predominance principle. The amendment is an improvement to reduce the current and potential future diversity in practice. The amendment is effective for fiscal years beginning after December 15, 2017, and earlier adoption is permitted. In addition, the amendment should be applied using a retrospective transition method to each period presented. The adoption of the amendments did not have a material impact on the Company’s statement of cash flows.

In November 2016, the FASB issued an accounting update related to the classification and presentation of changes in restricted cash on the statement of cash flows. The amendment requires restricted cash or restricted cash equivalents should be included with cash and cash equivalent when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendment is effective for fiscal years beginning after December 15, 2017, and early adoption is permitted. The Company adopted the standard on January 1, 2018 and applied the guidance retrospectively to all periods presented. The adoption of the amendments did not have a material impact on the Company’s statement of cash flows.

In March 2017, the FASB issued an accounting update to improve the presentation of net periodic pension cost and net periodic postretirement benefit cost. The amendment requires that an entity disaggregates the service cost component from the other components of net benefit cost and present the service cost component with other current compensation costs for related employees in the income statement. The amendment also requires an entity presents the other components elsewhere in the income statement and outside of income from operation if such subtotal is presented and allow only the service cost component of net benefit cost to be eligible for capitalization. The amendment is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted. The amendment should be applied retrospectively for the presentation of the service cost component and the other components of net periodic pension cost and net periodic postretirement benefit cost in the income statement and prospectively, on and after the effective date, for the capitalization of the service cost component of net periodic pension cost and net periodic postretirement benefit in assets. The amendment allows for a practical expedient that permits an entity to use the amounts disclosed in its pension and other postretirement benefit plan note for the prior comparative periods as the estimation basis for applying the retrospective presentation requirements. The Company intends not to apply the practical expedient for apply the retrospective presentation requirements. The adoption of this amendment did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In May 2017, the FASB issued an accounting update to provide clarity and reduce both (1) diversity in practice and (2) cost and complexity when applying the guidance in Topic 718, Compensation - Stock Compensation, to a change in the terms or conditions of a share-based payment award. Under the amendment, modification accounting is required to be applied unless all of the following are the same immediately before and after the change: (1) the award’s fair value (or calculated value or intrinsic value, if those measurement methods are used); (2) the award’s vesting conditions; and (3) the award’s classification as an equity or liability instrument. The amendment is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted. The amendment should be applied prospectively to an award modified on or after the adoption date. The adoption of this amendment did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In February 2018, the FASB issued an accounting update allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendment eliminates the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendment only relates to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendment is effective for fiscal years beginning after December 15, 2018 and early adoption is permitted. The amendment should be applied either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Cuts and Jobs Act is recognized. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations and financial statement disclosures.

In February 2018, the FASB issued an accounting update to clarify certain aspects of the guidance issued in ASU 2016-01. (1) An entity measuring an equity security using the measurement alternative may change its measurement approach to a fair value method in accordance with Topic 820, Fair Value Measurement, through an irrevocable election that would apply to that security and all identical or similar investments of the same issuer. Once an entity makes this election, the entity should measure all future purchases of identical or similar investments of the same issuer using a fair value method in accordance with Topic 820. (2) Adjustments made under the measurement alternative are intended to reflect the fair value of the security as of the date that the observable transaction for a similar security took place. (3) Remeasuring the entire value of forward contracts and purchased options is required when observable transactions occur on the underlying equity securities. (4) When the fair value option is elected for a financial liability, the guidance in paragraph 825-10- 45-5 should be applied, regardless of whether the fair value option was elected under either Subtopic 815-15, Derivatives and Hedging—Embedded Derivatives, or 825-10, Financial Instruments—Overall. (5) Financial liabilities for which the fair value option is elected, the amount of change in fair value that relates to the instrument specific credit risk should first be measured in the currency of denomination when presented separately from the total change in fair value of the financial liability. Then, both components of the change in the fair value of the liability should be remeasured into the functional currency of the reporting entity using end-of-period spot rates. (6) The prospective transition approach for equity securities without a readily determinable fair value in the amendments in Update 2016-01 is meant only for instances in which the measurement alternative is applied. The amendments are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years beginning after June 15, 2018. All entities may early adopt these amendments for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, as long as they have adopted Update 2016-01. The adoption of this amendment did not have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures

In June 2018, the FASB issued an accounting update to simplify the accounting for nonemployee share-based payments by clarifying and improving the areas of the overall measurement objective, measurement date, and awards with performance conditions. This amendment is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures

In August 2018, the FASB issued an accounting update to amend fair value measurement disclosure requirements to eliminate, add and modify certain disclosures to improve the effectiveness of such disclosure in the notes to financial statements by facilitating clear communication of the information required by GAAP that is most important to users of each entity’s financial statements. The amendments removed the disclosure requirements for transfers between Levels 1 and 2 of the fair value hierarchy, the policy for timing of transfers between levels of the fair value hierarchy and the valuation processes for Level 3 fair value measurements. Additionally, the amendments modified the disclosure requirements for investments in certain entities that calculate net asset value and measurement uncertainty. Finally, the amendments added disclosure requirements for the changes in unrealized gains and losses included in other comprehensive income for recurring Level 3 fair value measurements and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. This amendment is effective for annual periods beginning after December 15, 2019. Early adoption is permitted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In August 2018, the FASB issued an accounting update to modify the disclosure requirements by removing, modifying and clarifying disclosures related to defined benefit plans. This amendment modified the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Certain disclosure requirements have been removed while the following disclosure requirements have been added: the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates and an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. The amendment also clarified the disclosure requirements in paragraph 715-20-50-3, which stated that the following information for defined benefit pension plans should be disclosed: The projected benefit obligation (“PBO”) and fair value of plan assets for plans with PBOs in excess of plan assets and the accumulated benefit obligation (“ABO”) and fair value of plan assets for plans with ABOs in excess of plan assets. The amendment is effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The amendments should be applied on a retrospective basis to all periods presented. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

In August 2018, the FASB issued an accounting update to align the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The amendment also requires the entity to present capitalized implementation costs and the related amortization in the same line item in the balance sheet, income statement, and statement of cash flows presentation of capitalized implementation costs and the related amortization should align with the presentation of the hosting (service) element of the arrangement. The amendment is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. The amendment should be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures

In November 2018, the FASB issued an accounting update to clarify that certain transactions between participants in a collaborative arrangement should be accounted for under ASC Topic 606 when the counterparty is a customer. In addition, this amendment precludes an entity from presenting consideration from a transaction in a collaborative arrangement as revenue from contracts with customers if the counterparty is not a customer for that transaction. This amendment is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted. This amendment is required to be applied retrospectively to the date when ASC Topic 606 initially adopted. The adoption of this amendment is not expected to have a material impact on the Company’s financial position, results of operations, cash flow and financial statement disclosures.

3.	FAIR VALUE MEASUREMENTS

The Company measures its cash equivalents and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company measures its cash equivalents and marketable securities at fair value. The Company also determines the fair value of long-term investments and long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 – Observable inputs such as quoted prices for identical instruments in active markets;

Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets and liabilities measured at fair value on recurring and nonrecurring bases were as follows:

(In Thousands)

	Fair Value Measurements at the End of the Reporting Period
	Level 1	Level 2	Level 3	Total
Items measured at fair value on a recurring basis at December 31, 2018

Cash and cash equivalents
Money market funds	$-	$165	$-	$165

Long-term investments
Excelliance MOS Co., Ltd (“EMC”)	$9,417	$-	$-	$9,417

Items measured at fair value on a recurring basis at December 31, 2017

Cash and cash equivalents
Money market funds	$-	$163	$-	$163

	Level 1	Level 2	Level 3	Total	Total Losses
Items measured at fair value on a nonrecurring basis at December 31, 2018 (nil at December 31, 2017)

Long-term investments
Philip Ventures Enterprise Fund (“PVEF”)	$-	$-	$36	$36	$-
Sigurd Microelectronics (Cayman) Co., Ltd. (“Sigurd Cayman”)	-	-	992	992	(240)

	$-	$-	$1,028	$1,028	$(240)

The fair value estimates in the money market funds are based on observable market information rather than market quotes. Accordingly, the estimates of fair value for short-term investments were determined based on Level 2 inputs at December 31, 2018 and 2017, respectively.

4.	CASH AND CASH EQUIVALENTS

(In Thousands)

	December 31
	2018	2017

Time deposits	$2,437	$1,913
Savings and checking accounts	29,803	26,436
Money market funds	165	163
Petty cash	9	8

Total	$32,414	$28,520

5.	SHORT-TERM INVESTMENTS

(In Thousands)

	December 31, 2018
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Time deposits	$6,172	$-	$-	$6,172

	December 31, 2017
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

Time deposits	$17,601	$-	$-	$17,601

Short-term investments by contractual maturity were as follows:

(In Thousands)

	December 31, 2018
	Cost	Fair Value
Time deposits
Due within one year	$6,172	$6,172

(In Thousands)

	December 31, 2017
	Cost	Fair Value
Time deposits
Due within one year	$17,601	$17,601

6.	INVENTORIES

(In Thousands)

	December 31
	2018	2017

Finished goods	$5,677	$4,415
Work-in-process	3,105	2,501
Raw materials	8,103	8,078
Provisions for obsolete inventories	(6,597)	(5,664)

Total	$10,288	$9,330

The Company periodically evaluates inventory and establishes provisions for obsolescence, excess quantities, slow-moving goods, and for other impairment of value. The following table shows the movement of provisions for obsolete inventories.

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Balance at beginning of year	$5,664	$5,041	$3,664
Charge to cost and expenses	1,328	642	1,527
Other deductions	(395)	(19)	(150)

Balance at end of year	$6,597	$5,664	$5,041

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

(In Thousands)

	December 31
	2018	2017

Prepayment to foundry vendors	$920	$16
Prepaid expenses	720	563
Payment in advance	300	321
Other receivable	163	171
VAT refunds receivable	85	27
Interest receivable	44	89
Other	44	58

Total	$2,276	$1,245

8.	LONG-TERM INVESTMENTS

(In Thousands)

	December 31
	2018	2017

Sigurd Cayman	$992	$1,232
PVEF	36	36
EMC	9,417	1,844

Total	$10,445	$3,112

The following table shows the movement of gross unrealized gains and losses of the Company’s available-for-sale securities.

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Balance at beginning of year	$-	$-	$-
Other comprehensive income before reclassification adjustment	-	-	523
Reclassification adjustment	-	-	(523)

Balance at end of year	$-	$-	$-

In July 2008, the Company invested in preferred shares of Sigurd Cayman for $5,700,000 to become a strategic partner of Sigurd Microelectronics Corporation (“Sigurd”). Upon completion of the transaction, the Company obtained a 19.54% ownership of Sigurd Cayman. Prior to 2018, the Company accounts for the investment under the cost method as the Company does not exercise significant influence over operating and financial policies of Sigurd Cayman and management of Sigurd holds the controlling interests. In April 2010, the Company participated in another round of preferred shares issued by Sigurd Cayman amounting to $1,500,000. In September 2015, Sigurd Cayman announced the liquidation of its wholly owned subsidiary, Sigurd Microelectronics (Wuxi) Co., Ltd. (“Sigurd Wuxi”), whose sales and operations account for the majority business of Sigurd Cayman. In view of Sigurd Cayman’s recurring financial losses and its decision to cease operations of Sigurd Wuxi, the Company determined that the decline in fair value of the investment in Sigurd Cayman was other-than-temporary and recognized an impairment charge of $4,835,000 in 2015. In December 2017, Sigurd Cayman completed a share buyback program. Accordingly, a portion of Company’s shares in Sigurd Cayman were returned in exchange for cash of $1,133,000. Under ASU No. 2016-01, the Company utilizes the measurement alternative to account for equity investments in privately-held companies without readily determinable fair values, and the Company revalued and recorded an impairment adjustment of $240,000 at December 31, 2018. As of December 31, 2018, the Company held 8,557,577 shares, which represented an 18.88% ownership of Sigurd Cayman.

In November 2005, the Company invested in PVEF, a fund management company in Singapore, with an investment amount of $585,000 (SG$1,000,000) for 20 units in the placement at SG$50,000 per unit. The Company further invested $357,000 (SG$500,000) in June 2010 to obtain 30 units. A portion of the shares were redeemed by PVEF in November 2012, and May 2015 at a cost of $445,000 and $330,000, respectively, and the carrying cost of the Company is reduced to $167,000 accordingly. In December 2015, in view of the fund’s liquidation and continuous lower net asset value than the cost, the Company determined that the decline in fair value of the investment in PVEF was other-than- temporary and recognized an impairment charge of $118,000. A portion of the shares were further redeemed by PVEF, gains of 20,000 and 12,000 were recognized for 2017 and 2016, respectively. Accordingly, the carrying cost of the investment was reduced to $36,000 as of December 31, 2017. The Company held a 5% interest in the fund as of December 31, 2018. No further impairment was recognized given the qualitative assessment made by the Company in 2018.

The Company invested $1,960,000 (NT$62,900,000) in EMC’s 3,468,000 ordinary shares in June 2010. EMC is a fabless power device design company in Taiwan, specialized in power semiconductor process development, and the design of high efficiency power device and system. In December 2012, the Company sold 200,000 shares in the amount of $138,000. In January 2018, EMC successfully listed on Taipei Exchange. The Company recognized gains on its quoted market price to record the changes in fair value. A total gain of $10,156,000 net fair value changes including a portion of disposal were recorded for the year ended December 31, 2018. As of December 31, 2018, the Company held 2,754,854 shares at the cost of $1,459,000, which represented a 7.80% ownership of EMC.

The Company invested in ordinary shares of X-FAB Silicon Foundries SE (“X-FAB”) in July 2002. X-FAB (formerly known as X-FAB Semiconductor Foundries AG) is a European-American foundry group that specializes in analog/mixed-signal application. As of December 31, 2015, the Company held 530,000 shares at the cost of $4,968,000 (4,982,000 EURO), which represented a 1.60% ownership of X-FAB. In April 2016, the Company sold the entire X-FAB’s ordinary shares to a third party company and a gain of $413,000 was recorded for the year ended December 31, 2016.

The Company invested in the preference shares of GEM Services, Inc. (“GEM”) in August 2002. GEM is a multinational semiconductor assembly and test company. In April 2016, GEM was successfully listed on the Taiwan Stock Exchange and as such investment was classified as available-for-sale. In the third quarter of 2016, the Company sold the entire GEM’s shares in the stock exchange market and a gain of $523,000 was recorded for the year ended December 31, 2016.

9.	PROPERTY AND EQUIPMENT, NET

(In Thousands)

	December 31
	2018	2017
Cost
Land	$2,510	$2,510
Buildings	6,066	6,066
Equipment	19,186	19,999
Furniture and fixtures	751	800
Leasehold improvements	2,182	2,247
Transportation equipment	664	622
Property leased to others	4,141	4,274
	35,500	36,518
Accumulated depreciation
Buildings	1,947	1,807
Equipment	18,014	19,261
Furniture and fixtures	735	769
Leasehold improvements	2,064	1,898
Transportation equipment	537	544
Property leased to others	415	323
	23,712	24,602

Property and equipment pending for inspection	1,926	1,839

Total	$13,714	$13,755

Depreciation expense recognized during the years ended December 31, 2018, 2017, and 2016, was approximately $993,000, $1,016,000, and $1,103,000, respectively.

In August 2009, the Company sold its land, located in Hsinchu, Taiwan, with a carrying value of approximately $8,918,000 to a real estate developer in exchange for a portion of the real estate after it is developed, which includes a portion of an office building and a portion of a parking lot. The Company consummated this transaction to acquire office building space and parking lot space for the purpose of future operations and business growth. Considering the Company’s current operating scale and capital requirements, the Company leased out three units to a third party in December 2014. The Company has also sold 5 building units to third parties during the years ended December 31, 2015 and 2014. There were no transactions made in relation to building for the year ended December 31, 2018 and 2017.

In the third quarter of 2016, the Company disposed one of the three units of the Company’s office building in China, and a net gain of $1,725,000 was recorded for the year ended December 31, 2016. There were no transactions made in relation to buildings in China for the years ended December 31, 2018 and 2017.

10.	OTHER ASSETS

(In Thousands)

	December 31
	2018	2017

Deferred charges	$1,408	$1,053
Land use rights	687	706
Refundable deposits	433	421
Deferred income tax assets – noncurrent	50	120

Total	$2,578	$2,300

Deferred charges are advanced payments for consulting, maintenance, and engineering license contracts and are amortized over the terms of the contracts from 2 to 5 years. Amortization expense of the deferred charges for the years ended December 31, 2018, 2017, and 2016, was approximately $629,000, $633,000, and $560,000, respectively.

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use rights agreement which is 49.7 years. Amortization expense of the land use rights for the years ended December 31, 2018, 2017, and 2016, was approximately $19,000, $18,000, and $19,000, respectively.

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

(In Thousands)

	December 31
	2018	2017

Salaries, bonus and benefits	$2,451	$2,768
Engineering related expenses	572	386
Legal and audit fees	332	310
Shipping expenses	102	101
Withholding tax payable	96	108
Value-added tax payable	77	46
Promotional expenses	50	41
Payable for acquisition of equipment	3	96
Other accrued expenses	498	523

Total	$4,181	$4,379

12.	INCOME TAX

The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdiction where they are located.

Income (loss) before income taxes consisted of:

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Cayman Islands	$277	$(7,371)	$(4,156)
Foreign	2,952	2,236	2,228

Total	$3,229	$(5,135)	$(1,928)

Income tax expense consisted of:

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Current	$1,296	$970	$2,289
Deferred	(155)	40	(1,231)

Total	$1,141	$1,010	$1,058

The Company and its subsidiaries file separate income tax returns. The applicable statutory income tax rate in the Cayman Islands was zero for the Company for the years being reported. The reconciliation between the provision for income taxes at the statutory rate and the provision for income taxes at the effective tax rate is as follows:

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Tax expense at statutory rate	$-	$-	$-
Increase (decrease) in tax resulting from:
Differences between Cayman and foreign tax rates	401	414	449
Changes in deferred income tax assets and liabilities	(247)	(546)	(1,249)
Adjustments to prior years’ taxes	60	12	33
Changes in valuation allowances for deferred income tax assets	92	586	18
Withholding taxes on repatriation of subsidiary profits	521	298	1,669
Alternative Minimum Tax on EMC stock sales	105	-	-
Other	209	246	138

Total	$1,141	$1,010	$1,058

The deferred income tax assets and liabilities as of December 31, 2018 and 2017 consisted of the following:

(In Thousands)

	December 31
	2018	2017
Deferred income tax assets
Research and development credits	$6,756	$6,637
Net operating loss carryforwards	44	82
Depreciation and amortization	149	169
Accrued vacation and other expenses	29	68
	6,978	6,956
Valuation allowance	(6,928)	(6,836)

Total net deferred income tax assets	$50	$120

Deferred income tax liabilities
Withholding taxes on repatriation of subsidiary profits	$681	$906

The valuation allowance shown in the table above relates to net operating losses, credit carryforwards and temporary differences for which the Company believes that realization is not more than likely. The valuation allowance increased by $92,000, $586,000, and $18,000 for the years ended December 31, 2018, 2017, and 2016, respectively. The changes in the valuation allowance in 2018, 2017, and 2016, were primary due to the fluctuations in R&D credits from O2Micro Inc. that could not be utilized.

As of December 31, 2018, O2Micro, Inc. had U.S. federal and state research and development credit carryforwards of approximately $5,355,000 and $7,123,000, respectively. The U.S. federal research and development credit will expire from 2022 through 2038 if not utilized, while the state research and development credit will never expire. Utilization of the research and development credits may be subject to significant annual limitation due to the ownership change limitations provided by the U.S. Internal Revenue Code of 1986 and similar provisions in the State of California’s tax regulations. The annual limitation may result in the expiration of federal research and development credits before utilization.

As of December 31, 2018, the Company’s subsidiary had U.S. net operating loss carryforwards for federal and state tax purpose of $50,000 and $449,000, respectively, which will expire, if not utilized beginning in 2035 and 2028.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Tax Act") was enacted into law and the new legislation contains certain key tax provisions that affected the Company. The Tax Act affects the Company by (i) reducing the U.S. tax rate from 35% to 21% effective January 1, 2018, and (ii) impacting the values of the deferred assets and liabilities.

Pursuant to U.S. GAAP, changes in tax rates and tax laws are accounted for in the period of enactment, and the resulting effects are included as components of the income tax provision related to continuing operations within the same period. Therefore, the following changes in the tax laws have been accounted for in 2017. The Company’s deferred tax assets and liabilities and offsetting valuation allowance have been remeasured at the new enacted tax rate as of December 31, 2017. The amount of U.S. net operating losses that the Company has is available and the Company’s ability to utilize them to reduce future taxable income is not impacted by the Tax Act.

In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”) which allows companies to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation was yet to be issued, the Company’s accounting of the transition tax and deferred tax re-measurements were incomplete as of December 31, 2017.  The Company filed its 2017 Federal corporate income tax return in the first quarter of 2018. The final analysis and impact of the Act is reflected in the tax provision and related tax disclosures for the year ended December 31, 2018. There was a no material change in estimate which would have been reflected within the measurement period in accordance with SAB 118.

To better position itself for the future growth phase, the Company considered the repatriation of the earnings from subsidiaries in Taiwan and China beginning in the second quarter of 2015. As a result, deferred tax liabilities from withholding tax for the unremitted earnings in Taiwanese and Chinese subsidiaries have been recorded for $681,000 and $906,000 as of December 31, 2018 and 2017, respectively.

The Company files income tax returns in various foreign jurisdictions. The Company is generally no longer subject to income tax examinations by tax authorities for years prior to 2013 because of the statute of limitations.

13.	RETIREMENT AND PENSION PLANS

The Company has a savings plan that qualifies under Section 401(k) of the US Internal Revenue Code. Participating employees may defer up to the US Internal Revenue Service statutory limit amounts of pretax salary. The Company may make voluntary contributions to the savings plan but has made no contributions since the inception of the savings plan in 1997.

The Company also participates in mandatory pension funds and social insurance schemes, if applicable, for employees in jurisdictions in which other subsidiaries or offices are located to comply with local statutes and practices. For the years ended December 31, 2018, 2017, and 2016, pension costs charged to income in relation to the contributions to these schemes were $1,236,000, $1,053,000, and $984,000, respectively. The Company adopted a defined benefit pension plan and established an employee pension fund committee for certain employees of O2Micro-Taiwan who are subject to the Taiwan Labor Standards Law (“Labor Law”) to comply with local requirements. This benefit pension plan provides benefits based on years of service and average salary computed based on the final six months of employment. The Labor Law requires the Company to contribute between 2% to 15% of employee salaries to a government specified plan, which the Company currently makes monthly contributions equal to 2% of employee salaries. Contributions are required to be deposited in the name of the employee pension fund committee with the Bank of Taiwan.

The government is responsible for the administration of all the defined benefit plans for the companies in Taiwan under the Labor Standards Law. The government also sets investment policies and strategies, determines investment allocation and selects investment managers. As of December 31, 2018 and 2017, the asset allocation was primarily in cash, equity securities and debt securities. Furthermore, under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. However, information on how investment allocation decisions are made, inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period and significant concentrations of risk within plan assets is not fully made available to the companies by the government. Therefore, the Company is unable to provide the required fair value disclosures related to pension plan assets.

The percentage of major category of plan assets as of December 31, 2018 and 2017 were as follows:

	December 31
	2018	2017

Cash	14%	20%
Debt securities	28%	30%
Equity securities	51%	43%

Changes in projected benefit obligation and plan assets for the years ended December 31, 2018, 2017 and 2016 were as follows:

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Projected benefit obligation, beginning of the year	$1,026	$877	$838
Service cost	4	3	3
Interest cost	10	14	13
Benefits paid	-	-	-
Actuarial loss	10	58	8
Effect of changes in foreign exchange rate	(32)	74	15

Projected benefit obligation, end of the year	$1,018	$1,026	$877

Fair value of plan assets, beginning of the year	$671	$596	$566
Employer contributions	20	19	16
Actual return on plan assets	27	6	4
Effect of changes in foreign exchange rate	(21)	50	10

Fair value of plan assets, end of the year	$697	$671	$596

The component of net periodic benefit cost was as follows:

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Service cost	$4	$3	$3
Interest cost	10	14	13
Expected return on plan assets	(10)	(11)	(10)
Amortization of net pension loss	6	3	1

Net periodic benefit cost	$10	$9	$7

The funded status of the plan was as follows:

(In Thousands)

	December 31
	2018	2017

Accumulated benefit obligation	$(852)	$(846)

Project benefit obligation	(1,018)	(1,026)
Plan assets at fair value	697	671

Funded status of the plan	$(321)	$(355)

The actuarial assumptions to determine the benefit obligations were as follows:

	December 31
	2018	2017

Discount rate	0.8%	1.0%
Rate of compensation increases	2.0%	2.0%

The actuarial assumptions to determine the net periodic benefit cost were as follows:

	Years Ended December 31
	2018	2017	2016

Discount rate	1.0%	1.0%	1.5%
Rate of compensation increases	2.0%	2.0%	2.0%
Expected long-term rate of return on plan assets	1.5%	1.5%	1.8%

The expected long-term rate of return shown for the plan assets was weighted to reflect a two-year deposit interest rate of local banking institutions.

Estimated future benefit payments are as follows:

(In Thousands)

Year

2019	$16
2020	39
2021	21
2022	156
2023 and thereafter	382

14.	STOCK-BASED COMPENSATION

Employee Stock Purchase Plan

In October 1999, the Board adopted the 1999 Employee Stock Purchase Plan (“1999 Purchase Plan”), which was approved by the shareholders prior to the consummation of its initial public offering in August 2000. A total of 50,000,000 ordinary shares were reserved for issuance under the 1999 Purchase Plan, plus annual increases on January 1 of each year, commencing in 2001, up to 40,000,000 shares as approved by the Board. In June 2008, an additional 20,000,000 shares were reserved for issuance as also approved by the Board. The 1999 Purchase Plan was subject to adjustment in the event of a stock split, stock dividend or other similar changes in ordinary shares or capital structure.

The 1999 Purchase Plan permitted eligible employees to purchase ordinary shares through payroll deductions, which may range from 1% to 10% of an employee’s regular base pay. Beginning November 1, 2005, the 1999 Purchase Plan was implemented through consecutive offer periods of 3 months’ duration commencing on the first day of February, May, August and November. Under the 1999 Purchase Plan, ordinary shares may be purchased at a price equal to the lesser of 90% of the fair market value of the Company’s ordinary shares on the date of grant of the option to purchase (which is the first day of the offer period) or 90% of the fair market value of the Company’s ordinary shares on the applicable exercise date (which is the last day of the offer period). Employees may have elected to discontinue their participation in the purchase plan at any time; however, all of the employee’s payroll deductions previously credited to the employee’s account will be applied to the exercise of the employee’s option on the next exercise date. Participation ends automatically on termination of employment with the Company. If not terminated earlier, the 1999 Purchase Plan had a term of 10 years.

As approved by the EGM held on May 30, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (“2009 Purchase Plan”) along with the Company delisting from SEHK in September 2009. The 2009 Purchase Plan succeeded the 1999 Purchas Plan, and the terms and provisions of 2009 Purchase Plan are generally the same as the 1999 Purchase Plan. The 2009 Purchase Plan has a term of 10 years, if not terminated earlier. A total of 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan starting November 2009. As approved by the Annual General Meeting of Shareholders (“AGM”) held in June 2012 and June 2016, additional 15,000,000 and 25,000,000 ordinary shares were reserved for issuance under the 2009 Purchase Plan, respectively. From 2016 to 2018, 8,564,500 ordinary shares had been purchased under the 2009 Purchase Plan.

Stock Option Plans

The Board adopted the 2005 Share Option Plan (“2005 SOP”), which was effective on March 2, 2006, the date the Company completed the listing on the SEHK. The adoption of the 2005 SOP also resulted in the Board terminating the 1997 Stock Plan and 1999 Stock Incentive Plan. The Company began issuing stock options solely under the 2005 SOP for up to 100,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 100,000,000 to 175,000,000 shares. The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK in 2009. As approved by the AGM held on June 22, 2012, additional 50,000,000 ordinary shares were reserved for issuance under the 2005 SOP. Under the terms of the 2005 SOP, stock options are generally granted at fair market value of the Company’s ordinary shares. The stock options have a contractual term of 8 years from the date of grant and vest over a requisite service period of 4 years. As of December 31, 2018, the number of stock options outstanding and exercisable was 115,327,350 and 111,592,100, respectively, under the 2005 SOP.

In 2015, the Board adopted the 2015 Stock Incentive Plan (“2015 SIP”), which was approved by the Shareholders in July 2015, and replaced the 2005 SOP after it expired on March 2, 2016. The 2015 SIP succeeded the 2005 SOP and the 2005 Share Incentive Plan (“2005 SIP”). The 2015 SIP provides for the granting to employees of incentive stock options, restricted shares, cash dividend equivalent rights, RSUs or stock appreciation rights or similar right (collectively referred to as “Awards”) to the employees, directors and consultants of the Company. The maximum aggregate number of new shares reserved for issuance pursuant to all Awards under the 2015 SIP is 100,000,000 ordinary shares, plus the remaining balance rolled into the 2015 SIP from the 2005 SOP and 2005 SIP, respectively. The maximum number of and kind of Awards granted under the 2015 SIP shall not each exceed 125,000,000 ordinary shares. The Awards granted are generally vested over a requisite service period of 4 years. As of December 31, 2018, the number of stock options outstanding and exercisable was 60,266,600 and 33,900,800, respectively, under the 2015 SIP.

A summary of the Company’s stock option activity under the plans as of December 31, 2018, and changes during the year then ended is presented as follows:

	Number of Options Shares	Weighted Average Exercise Price	Weighted Average Remaining Contract Life	Aggregate Intrinsic Value

Outstanding Options, January 1, 2018	185,500,550	$0.0714
Granted	10,915,000	$0.0302
Exercised	(346,550)	$0.0280
Forfeited or expired	(20,475,050)	$0.1086

Outstanding Options, December 31, 2018	175,593,950	$0.0646	3.84	$22,000

Vested and Expected to Vest Options at December 31, 2018	172,238,777	$0.0652	3.79	$21,000

Exercisable Options at December 31, 2018	145,492,900	$0.0706	3.43	$16,000

The total intrinsic value of options exercised during the years ended December 31, 2018, 2017, and 2016 was $1,800, $5,000, and $1,000, respectively.

The following table summarizes information about outstanding and vested stock options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable and Vested	Weighted Average Exercise Price

$0.0270 - $0.0314	50,133,550	5.59	$0.0305	30,157,100	$0.0306
$0.0338 - $0.0472	22,499,250	5.56	$0.0420	13,895,550	$0.0425
$0.0506 - $0.0640	36,109,100	3.03	$0.0580	35,564,400	$0.0581
$0.0644 - $0.0800	35,697,550	3.81	$0.0782	34,721,350	$0.0782
$0.0834 - $0.1636	31,154,500	0.78	$0.1276	31,154,500	$0.1276

Balance, December 31, 2018	175,593,950	3.84	$0.0646	145,492,900	$0.0706

The Company calculated the fair value of each option grant on the date of grant using the Black-Scholes option pricing model that use the assumptions in the following table. Risk-free interest rate is based on the US Treasury yield curve in effect at the time of grant. The Company uses the simplified method to estimate the expected life because the options are considered as plain vanilla share-based payment awards. Expected volatilities are based on historical volatility of stock prices for a period equal to the options’ expected term. The dividend yield is zero as the Company has never declared or paid dividends on the ordinary shares or other securities and does not anticipate paying dividends in the foreseeable future.

	Stock Options									Employee Stock Purchase Plan
	Years Ended December 31									Years Ended December 31
	2018			2017			2016			2018			2017			2016

Risk-free interest rate	2.51%	-	2.85%	1.84%	-	1.93%	1.14%	-	1.33%	1.48%	-	2.32%	0.51%	-	1.18%	0.22%	-	0.35%
Expected life (Years)		5			5			5		0.25	-	0.26	0.25	-	0.26	0.25	-	0.26
Volatility	39%	-	42%	37%	-	38%		34%		29%	-	59%	40%	-	79%	34%	-	48%
Dividend		-			-			-			-			-			-

The weighted-average grant-date fair value of options granted during the years ended December 31, 2018, 2017, and 2016 was $0.0114, $0.0168, and $0.0097, respectively. The weighted-average fair value of options granted under the 2009 Purchase Plan during the years ended December 31, 2018, 2017, and 2016 was $0.0062, $0.0092, and $0.0054, respectively.

Share Incentive Plan

The Board adopted the 2005 SIP, which was effective on March 2, 2006, the date the Company completed the SEHK listing. The 2005 SIP provides for the grant of restricted shares, RSU, share appreciation rights and dividend equivalent rights up to 75,000,000 ordinary shares. As approved by the EGM held on May 30, 2009, the number of shares available for issue was increased from 75,000,000 to 125,000,000 shares. The references to Hong Kong and Hong Kong related rules and regulations were also removed along with the completion of the Company’s delisting from the SEHK. As approved by the AGM held on June 22, 2012, an additional 62,500,000 ordinary shares were reserved for issuance under the 2005 SIP. These awards under 2005 SIP may be granted to employees, directors and consultants of the Company. The granted RSUs are generally vested over a requisite service period of 4 years. In 2015, the Board adopted the 2015 SIP, which was approved by the Shareholders in July 2015, and replaced the 2005 SIP after it expired on March 2, 2016. Please refer to above discussions for 2015 SIP.

A summary of the status of the Company’s RSUs as of December 31, 2018, and changes during the year ended December 31, 2018, is presented as follows:

	Number of Outstanding RSUs	Weighted Average Grant-Date Fair Value

Nonvested at January 1, 2018	72,117,700	$0.0429
Granted	38,308,750	$0.0291
Vested	(25,588,950)	$0.0467
Forfeited and expired	(4,073,700)	$0.0407

Nonvested at December 31, 2018	80,763,800	$0.0353

As of December 31, 2018, there was $1,956,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plans including stock options and RSUs. The cost is expected to be recognized over a weighted-average period of 2.28 years. The total fair value of RSUs vested during the years ended December 31, 2018, 2017, and 2016 was $1,196,000, $998,000, and $1,169,000, respectively.

Cash received from option exercise under all share-based payment arrangements for the years ended December 31, 2018, 2017, and 2016, was $96,000, $113,000, and $75,000, respectively.

Ordinary Shares Reserved

As of December 31, 2018, ordinary shares reserved for future issuance were as follows:

Outstanding stock options	175,593,950
Outstanding RSUs	80,763,800
Shares reserved for future Awards grants	164,925,000
Shares reserved for Employee Stock Purchase Plan	20,261,000

Total	441,543,750

Shares issued for the exercise of stock options, Employee Stock Purchase Plan and shares vested under restricted stock units are mainly from the treasury shares.

15.	EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using the treasury stock method for options.

A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share calculations was as follows:

	Years Ended December 31
	2018	2017	2016

Net income (loss) (in thousands)	$2,088	$(6,145)	$(2,986)

Weighted average shares outstanding (in thousands) – basic	1,300,795	1,288,977	1,282,141

Effect of dilutive securities:
Options and RSUs (in thousands)	30,027	-	-

Weighted average shares outstanding (in thousands) – diluted	1,330,822	1,288,977	1,282,141

Earnings (loss) per share – basic
Basic	$-	$-	$-
Diluted	$-	$-	$-

Certain outstanding options and RSUs were excluded from the computation of diluted EPS since their effect would have been anti-dilutive. The anti-dilutive stock options excluded and their associated exercise prices per share were 160,388,575 shares at $0.0270 to $0.1636 as of December 31, 2018, 185,500,550 shares at $0.0274 to $0.1636 as of December 31, 2017, and 207,837,900 shares at $0.0274 to $0.1636 as of December 31, 2016. The anti-dilutive RSUs excluded were 6,214,513, 72,117,700 shares, and 57,937,850 shares as of December 31, 2018, 2017, and 2016, respectively.

16.	COMMITMENTS

Lease Commitments

The Company leases office space and certain equipment under non-cancelable operating lease agreements that expire at various dates through December 2021. For the years ended December 31, 2018, 2017, and 2016, leasing costs charged to income in relation to these agreements were $1,711,000, $1,601,000, and $1,899,000, respectively. The Company’s office lease provides for periodic rental increases based on the general inflation rate.

As of December 31, 2018, future minimum lease payments under all non-cancelable operating lease agreements were as follows:

(In Thousands)

Year	Operating Leases

2019	$1,304
2020	471
2021	66

Total minimum lease payments	$1,841

Purchase obligations and commitments include payments due under various types of license, maintenance and support agreements with contractual terms from one to three years. As of December 31, 2018, those purchase commitments were as follows:

(In Thousands)

Year

2019	$488
2020	268
2021	151

Total	$907

Prepayment for foundry capacity

In order to accommodate the anticipated product demand, the Company has entered into an agreement with a foundry provider to guarantee a specified portion of production capacity that shall be purchased within a year from September 2018. Under the agreement, the Company is required to make a payment in advance to undertake the purchase of this specified capacity, such payment is non-refundable but entitles the Company to fully offset the actual purchase payable once the arranged conditions are met. The prepayment is amounted to $898,000 and was included in the balance of prepayment to foundry vendors as of December 31, 2018. The Company believes that the guaranteed purchase will be fulfilled.

17.	CONTINGENCIES

The Company, as a normal course of business, is a party to litigation matters, legal proceedings, and claims. These actions may be in various jurisdictions and may involve patent protection and/or infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations. No provision for any litigation has been provided as of December 31, 2018 and 2017.

18.	FINANCIAL INSTRUMENTS

Information on the Company’s financial instruments was as follows:

(In Thousands)

	December 31
	2018		2017
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$32,414	$32,414	$28,520	$28,520
Restricted cash	34	34	35	35
Short-term investments	6,172	6,172	17,601	17,601
Long-term investments	10,445	10,445	3,112	3,112

The carrying amounts of cash and cash equivalents, restricted cash and short-term investments reported in the consolidated balance sheets approximate their estimated fair values.

Long-term investments in equity securities are reported at fair value for the year ended December 31, 2018. The Company utilizes the measurement alternative for equity investments in privately-held companies without readily determinable fair values and revalues these investments at cost less impairment, plus or minus observable price changes (in orderly transactions) of an identical or similar investment of the same issuer. Prior to the adoption of ASU 2016-01 in 2018, these securities were accounted for using the cost method of accounting, and were measured at cost less other-than-temporary impairment.

19.	SEGMENT INFORMATION

The Company does not identify or allocate assets by operating segment, nor does the chief operating decision maker (“CODM”) evaluate operating segments using discrete asset information. The Company does not have inter-segment revenue, and, accordingly, there is none to be reported. The Company does not allocate gains and losses from interest and other income, or income taxes to operating segments. The accounting policies for segment reporting are the same as for the Company as a whole.

Net sales to unaffiliated customers by geographic region are based on the customer’s ship-to location and were as follows:

(In Thousands)

	Years Ended December 31
	2018	2017	2016

China	$55,303	$51,962	$46,784
Taiwan	1,987	2,305	3,009
Japan	1,485	3,148	2,535
Malaysia	1,396	94	7
Korea	1,201	1,435	2,257
Singapore	959	905	1,539
Other	383	356	430

Total	$62,714	$60,205	$56,561

Net sales to unaffiliated customers by product category were as follows:

(In Thousands)

	Years Ended December 31
	2018	2017	2016

Integrated Circuits
Mixed-signal	$39,603	$40,334	$40,866
Analog	23,063	19,801	15,623
Digital	48	50	65
Licensed intellectual property	-	20	7

Total	$62,714	$60,205	$56,561

For the year ended December 31, 2018, two customers accounted for 10% or more of net sales. For the years ended December 31, 2017 and 2016, only one customer accounted for 10% or more of net sales. The percentage of net sales to these customers was as follows:

	Years Ended December 31
	2018	2017	2016

Customer A	13%	15%	8%
Customer B	11%	9%	10%

Long-lived assets consisted of property and equipment and were as follows based on the physical location of the assets at the end of each year:

(In Thousands)

	December 31
	2018	2017	2016

Taiwan	$6,037	$6,145	$5,607
U.S.A.	4,029	4,015	4,176
China	3,620	3,565	3,920
Other	28	30	33

Total	$13,714	$13,755	$13,736

Breathing Life into Mobility

Advanced Solutions for Industry Leaders!

Beijing
Seoul
Wuhan
Tokyo
Chengdu
Shanghai
Shenzhen
Taipei
Hsinchu
Hong Kong
Santa Clara
Cayman Islands

Marketing Support Centers:

•Santa Clara •Seoul

•Shanghai •Taipei •Tokyo

Operations and Design Centers:

•Beijing •Chengdu •Europe •Hong Kong

•Hsinchu •Santa Clara •Shanghai •Taipei •Wuhan

Area Lighting Technology™, Free dimming™, Express Charge™, and combinations thereof are trademarks of O$_2$Micro. The O$_2$Micro Logo and text, Breathing Life into Mobility®, PO$_2$WER®, S.A.F.E. Technology®, SmartCardBus®, SmartCardSensing®, PO$_2$WER-ON-DEMAND®, ExpressSwitch®, Cool Charge®, Topology-on-Demand®, ALT®, Constant-Ripple-Current®, Breathing Life into Security®, Security Logo Bug, Cool Battery Technology®, Battery Balancing on Demand®, BLEEDING ON DEMAND®, CO$_2$OL Battery Technology®, O2 Lock Device, Livingstone Energy®, Smart SOC®, and combinations thereof are registered trademarks of O$_2$Micro. The absence of the trademark symbol in any of the product names or logos belonging to O$_2$Micro appearing anywhere in the text of this document does not constitute a waiver of O$_2$Micro's trademark or other intellectual property rights concerning that name or logo. All other product and brand names are trademarks and/or registered trademarks of their respective owners.

This Annual Report to Shareholders contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding our future results of operations and business prospects. These forward-looking statements are based upon our current assumptions and beliefs in light of the information currently available to us. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. The statements in this Annual Report are subject to risks and uncertainties, including, among others, certain economic, political and technological factors. Actual results could differ materially from those stated or implied in this Annual Report to shareholders, due to, but not limited to, such factors as reduced demand for products of electronic equipment by manufacturers which include O$_2$Micro's products; adverse economic conditions generally or specifically affecting O$_2$Micro's markets; technical difficulties and delays in the product development process; and product and manufacturing errors in O$_2$Micro's products and its customers' products. You are also referred to our Form F-1 filed in connection with O$_2$Micro's initial public offering in August 2000, our Form F-3 filed in connection with our public offering in November 2001, and our annual Form 20-F's, all of which are on file with the SEC and identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. We assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.